UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*



Bloomin' Brands, Inc.
 (Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


094235108
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 094235108

13G/A

Page 2 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Associates - G
       EIN No.:   20-2194543


2.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.

SOLE VOTING POWER

6,563 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

6,563 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,563 Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.01%


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 094235108

13G/A

Page 3 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP TCV, LLC
       EIN No.: 06-1665410


2.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.

SOLE VOTING POWER

94,689 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

94,689 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,689 Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.08 %


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 094235108

13G/A

Page 4 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital Integral Investors 2006, LLC
       EIN No.: 20-4345223


2.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.

SOLE VOTING POWER

475,425 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

475,425 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,425 Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.38 %


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 094235108

13G/A

Page 5 of 12 Pages


13.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital (OSI) IX, L.P.
       EIN No.: 20-8023507


14.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

17.

SOLE VOTING POWER

40,278,964 Shares

18.

SHARED VOTING POWER

0

19.

SOLE DISPOSITIVE POWER

40,278,964 Shares

20.

SHARED DISPOSITIVE POWER

0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,278,964 Shares
22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.36%


24.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 094235108

13G/A

Page 6 of 12 Pages


25.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital (OSI) IX Coinvestment, L.P.
       EIN No.: 20-8023540


26.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

27.

SEC USE ONLY


28.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

29.

SOLE VOTING POWER

11,407,405 Shares

30.

SHARED VOTING POWER

0

31.

SOLE DISPOSITIVE POWER

11,407,405 Shares

32.

SHARED DISPOSITIVE POWER

0

33.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,407,405 Shares
34.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

35.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.16%

36.

TYPE OF REPORTING PERSON
              PN


Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on
Schedule 13G relates is Bloomin' Brands, Inc. (the "Company").

Item 1(b). 	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 2202 North West Shore Boulevard, Suite 500, Tampa,
Florida 33607.

Item 2(a).	Name of Person Filing
       This statement is being filed on behalf of the following
(collectively, the "Reporting Persons"):

(1) BCIP Associates - G, a Delaware general partnership ("BCIP-G"),
(2) BCIP TCV, LLC, a Delaware limited liability company ("BCIP TCV"),
(3) Bain Capital Integral Investors 2006, LLC, a Delaware limited liability company ("Integral Investors"),
(4) Bain Capital (OSI) IX, L.P., a Delaware limited partnership, ("OSI IX"),
(5) Bain Capital (OSI) IX Coinvestment, L.P., a Delaware limited partnership ("OSI IX Coinvest").

       Bain Capital Investors, LLC, a Delaware limited liability company ("BCI") is the managing partner of BCIP-G. BCI is the administrative member of BCIP TCV and Integral Investors. Bain Capital Partners IX, L.P., a Delaware limited partnership ("Bain Capital Partners IX"), is the general partner of OSI IX and OSI IX Coinvest. BCI is the general partner of Bain Capital Partners IX.

       The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence
       The principal business address of each of the Reporting Persons, BCIP-G, BCIP TCV, Integral Investors, OSI IX, and OSI IX Coinvest is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship
       Each of BCIP-G, BCIP TCV, Integral Investors, OSI IX, OSI IX Coinvest, and BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on
Schedule 13G/A relates is Common Stock, par value $0.01 per share
("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 094235108.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with
Section 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [  ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[  ]  If this statement is filed pursuant to
	Section 240.13d-1(c), check this box.

Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2013, the following shares were held by the Reporting Persons:

       BCIP-G owned 6,563 shares of Common Stock of the Company, representing less than 0.01% of the Company's outstanding shares of Common Stock.

       BCIP TCV owned 94,689 shares of Common Stock of the Company, representing approximately 0.08% of the Company's Outstanding Shares.

       Integral Investors owned 475,425 shares of Common Stock of the Company, representing approximately 0.38% of the Company's outstanding shares of Common Stock.

       OSI IX owned 40,278,964 shares of Common Stock of the Company, representing approximately 32.36% of the Company's outstanding shares of Common Stock.

       OSI IX Coinvest owned 11,407,405 shares of Common Stock of the Company, representing approximately 9.16% of the Company's outstanding shares of Common Stock.

       As a result of the foregoing and the relationships described in
Item 2(a) above, the Reporting Persons may be deemed to beneficially own in the aggregate 52,263,046 shares of Common Stock of the Company, representing, in the aggregate, 41.98% of the Company's outstanding shares of Common Stock. The percentage of the Company's outstanding shares of Common Stock held by the Reporting Persons is based on 124,482,148 shares of Common Stock of the Company outstanding as of November 1, 2013, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

       The Reporting Persons are parties to certain arrangements relating to the disposition of shares of Common Stock with Catterton Partners
VI - Kangaroo, L.P., Catterton Partners VI - Kangaroo Coinvest, L.P., Chris Sullivan, the Chris T. Sullivan Foundation and CTS Equities
Limited Partnership. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities
Exchange Act of 1934. As of February 14, 2014, based on publicly available information, such persons collectively own 67,123,573 shares of Common Stock, or 53.9% of the Company's outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 4(b).  Percent of Class
See Item 4(a) hereof.

Item 4(c).  Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
       BCIP-G	6,563
       BCIP TCV	94,689
       Integral Investors	475,425
       OSI IX	40,278,964
       OSI IX Coinvest	11,407,405


(ii)	shared power to vote or to direct the vote:   0

(iii)	sole power to dispose or to direct the disposition of:
       BCIP-G	6,563
       BCIP TCV	94,689
       Integral Investors	475,425
       OSI IX	40,278,964
       OSI IX Coinvest	11,407,405

(iv)	shared power to dispose or to direct the disposition of:   0

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
        Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company:
       Not Applicable.

Item 8.	Identification and Classification of Members of the Group
       See Item 4(a) above.

Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10. Certification
	Not Applicable


SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2014


					  BCIP ASSOCIATES-G
		               			     	By Bain Capital Investors, LLC,
								its managing partner

			BCIP TCV, LLC
By: Bain Capital Investors, LLC,
	its administrative member,

       BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
       By:  Bain Capital Investors, LLC,
       its administrative member,

       BAIN CAPITAL (OSI) IX, L.P.
By: Bain Capital Partners IX, L.P.,
       its general partner
By: Bain Capital Investors, LLC,
       its general partner

                    BAIN CAPITAL (OSI) IX COINVESTMENT, L.P.
By: Bain Capital Partners IX, L.P.,
       its general partner
By: Bain Capital Investors, LLC,
       its general partner


			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director


























       Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such
Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2014


					BCIP ASSOCIATES-G
		               			     	By Bain Capital Investors, LLC,
								its managing partner

			BCIP TCV, LLC
By: Bain Capital Investors, LLC,
	its administrative member,

       BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
       By:  Bain Capital Investors, LLC,
       its administrative member,

       BAIN CAPITAL (OSI) IX, L.P.
By: Bain Capital Partners IX, L.P.,
       its general partner
By: Bain Capital Investors, LLC,
       its general partner

                    BAIN CAPITAL (OSI) IX COINVESTMENT, L.P.
By: Bain Capital Partners IX, L.P.,
       its general partner
By: Bain Capital Investors, LLC,
       its general partner


			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director







	Page 16 of 13 Pages




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